SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

28 January 2013

AVIVA APPOINTS BOB STEIN AS A NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva" or "the Company") announces that Bob Stein has today been appointed as a non-executive director of the Company.

Bob is currently a non-executive director and vice-chair of the audit committee of Assurant, Inc (US specialty insurance).  He is a member of the Society of Actuaries, the American Academy of Actuaries and is a Certified Public Accountant (CPA).  He is a Trustee Emeritus of the board of trustees of the Actuarial Foundation.

Bob spent most of his working life at Ernst & Young in the US, where he held a number of managing partner roles including in actuarial, insurance and financial services practices in the US and globally, culminating in being Managing Partner, Global Actuarial Practice.

Commenting on the appointment, John McFarlane, chairman of Aviva said:

"I am delighted that Bob is joining the Aviva Board.  His deep knowledge of accounting and actuarial practices, and the insurance and broader financial services sector, will be an asset to the Aviva group."

This announcement is made pursuant to Listing Rule 9.6.11.

ends

Media enquiries:

Andrew Reid                                                                           +44 (0)20 7662 3131

Notes to editors:

•	In accordance with paragraph LR 9.6.13R of the listing rules, Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive in respect of Bob Stein.
•	As at the date of this announcement, Bob Stein holds no beneficial interests in ordinary shares of Aviva.
•	Aviva provides 43 million customers with insurance, savings and investment products.
•	We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.
•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.
•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive
•	Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 January, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary